EXHIBIT 8.1

                         [LETTERHEAD OF PERRY-SMITH LLP]

__________________, 2000               FORM OF OPINION TO BE RENDERED AT CLOSING

American River Holdings
1545 River Park Drive, Suite 107
Sacramento, California  95815


North Coast Bank, National Association
50 Santa Rosa Avenue
Santa Rosa, California  95404

                       MERGER OF ARH INTERIM NATIONAL BANK
                  INTO NORTH COAST BANK, NATIONAL ASSOCIATION

Ladies and Gentlemen:

         You have asked for our opinion as to material federal and California income tax consequences of the proposed reorganization transaction that will result in the merger of North Coast Bank, N.A., a national banking association ("NCB") with and into ARB Interim National Bank, an interim national banking association ("Interim Bank") and a wholly-owned subsidiary of American River Holdings, a California corporation ("ARH"), pursuant to the Agreement and Plan of Reorganization and Merger dated as of March 1, 2000 (the "Merger Agreement"). This opinion is delivered to you pursuant to Sections 7.j and 8.j of the Merger Agreement. Capitalized terms used in this letter without definition have the respective meanings given them in the Merger Agreement.

         The Merger Agreement provides that at the Effective Time of the Merger, NCB will be merged with and into Interim Bank, with Interim Bank as the surviving national banking association. In the Merger, each share of NCB common stock will be exchanged for the right to receive .9644 of a share of ARH common stock. No fractional shares of ARH common stock will be issued in the Merger, but NCB shareholders who would otherwise be entitled to receive fractional shares will receive cash in lieu thereof. NCB has only common stock outstanding.

         In rendering the opinions expressed in this letter, we have assumed that the transactions described in the Merger Agreement will be carried out in all respects as provided therein. In addition, we have examined and are relying upon (without any independent investigation or review) the truth, correctness and completeness at all relevant times of the statements, covenants, representations and warranties contained in the Merger Agreement, letters dated 2000 delivered to us by ARH and NCB (the "Tax Representation Letters"), the Proxy Statement/Prospectus dated 2000 delivered to NCB shareholders in connection with the solicitation of proxies for the NCB vote on the Merger (the "Proxy Statement/Prospectus"), and such other instruments and documents as we have deemed necessary.

         Based upon our understanding of the transaction as described above and the above information, representations and assumptions, and upon existing statutes, regulations, court decisions and published rulings of the Internal Revenue Service, it is our opinion that, for purposes of federal income tax law and California income and franchise tax law:
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         1. The merger of NCB with and into Interim Bank and the issuance of ARH common stock in the transaction as described in the Agreement will qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "IRC").

         2. The Merger will not result in the recognition of gain or loss by ARH or NCB.

         3. No gain or loss will be recognized by holders of NCB stock on the exchange of NCB stock for ARH common stock, except to the extent gain is recognized with respect to cash received in lieu of fractional shares.

         4. The holding period of ARH stock received in exchange for NCB stock (including any fractional share prior to its conversion into cash) will include the holding period of the NCB stock for which it is exchanged, assuming that the shares of NCB stock are capital assets in the hands of the holder at the Effective Time of the Merger.

         5. The aggregate adjusted tax basis of the shares of ARH stock received by an NCB shareholder in the Merger (including any fractional share prior to its conversion into cash) will be the same as the aggregate adjusted tax basis of the NCB shares surrendered in exchange therefor.

         6. An NCB shareholder who dissents to the Merger and receives cash for his or her NCB stock will be treated as having received a distribution in redemption of his or her NCB shares, subject to the provisions and limitations of Section 302 of the IRC.

                  Those NCB shareholders who receive solely cash, who immediately after the Merger hold no ARH shares directly or through the application of Section 318 of the IRC, and thus whose interests are completely terminated within the meaning of Section 302(b)(3) of the IRC, will be treated as receiving a cash distribution in full payment for the NCB shares as provided in Section 302(a) of the IRC. Gain or loss will be recognized to such NCB shareholders measured by the difference between the redemption price and the adjusted basis of the NCB shares. If the NCB shareholder holds such NCB shares as a capital asset, such gain or loss will be a capital gain or loss.

         7. No gain or loss will be recognized by the holders of nonqualified options to buy NCB shares upon the conversion of those options into nonqualified options to buy ARH shares under the same terms and conditions as in effect immediately prior to the Merger.

         8. The substitution of incentive stock options to acquire ARH shares for incentive stock options to acquire NCB shares will not be a modification as defined in Section 424(h)(3) of the IRC, and will not result in the recognition of income, gain, or loss to the holders of the incentive stock options to acquire NCB shares. Such options to acquire ARH shares will be incentive stock options as defined in Section 422(b) of the IRC.

         We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and the reference to the name of our firm therein and under the caption "Certain Federal Income Tax Consequences."

                                 Very truly yours,



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                                 PERRY-SMITH LLP